GulfMark Offshore
Reports Fourth Quarter And Year Results

     February 25, 2003 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced net income of $3.8 million, or $0.19 per share (diluted) for the quarter ended December 31, 2002, on revenues of $33.3 million. This compares to net income of $6.5 million, or $0.39 per share (diluted) on revenue of $32.9 million for the fourth quarter of 2001. Operating income for the fourth quarter of 2002 was $6.8 million compared to $11.1 million in the same quarter one year ago and $9.6 million for the third quarter of 2002.

     For the year ended December 31, 2002, the Company reported net income of $24.0 million, or $1.22 per diluted share. The 2002 results compare to $22.2 million and $1.32 per share (diluted) for the year 2001, excluding the pre-2001 deferred tax recapture of $15.7 million, or $0.94 per share (diluted) recognized in 2001 for the adoption of the tonnage tax regime in the U.K. and Norway.

     Reflecting on the results for the year and fourth quarter, Bruce Streeter, President and COO of the Company, said: "We are pleased to report a sequential year-over-year increase in total net income, despite the continued weakness in the North Sea spot market over the past two quarters. The year 2002 was characterized by strong oil prices, yet exploration and production activity levels remained lower than anticipated. The resulting lower demand for oil services led to a greater decline in vessel utilization than had been anticipated. We are able to report higher net income in 2002, in spite of lower demand in the North Sea, as a result of the delivery of four new vessels, the full year impact of vessels acquired in 2001 and continued strong utilization in Brazil and Southeast Asia.

     "For the 4th quarter of 2002, utilization of our North Sea fleet dropped below 90% for the first time since the first quarter of 2000 and was the primary reason for the lower quarterly earnings when compared to both the prior quarter of 2002 and the same quarter one year ago. Mobilizations of the Highland Piper to Brazil, the Highland Bugler to India and the Highland Legend to Southeast Asia resulted in less available operating days thus impacting utilization in the quarter. All of these vessels are currently under term contracts with extension options at favorable day rates. These relocations coupled with those made in the prior quarter will help to strengthen the outlook for 2003, but adversely affected the current quarter results. Our strategy in the current day rate environment has been to sacrifice current utilization in order to produce steady earnings growth in future periods."

     Revenues of $133.9 million for the year 2002 represented a 17.4% increase over the prior year resulting from the addition of four new build vessels in 2002 and the full year effect of one new build and seven acquired vessels added to the fleet in 2001. Fourth quarter 2002 revenues of $33.3 million were slightly above the same quarter in 2001 but were $2.9 million lower than the third quarter of 2002, primarily as a result of lower utilization levels and day rates in the North Sea.

GulfMark Offshore, Inc.
Press Release
February 25, 2003

     During the fourth quarter of 2002 we took delivery of the Highland Bugler in mid-October and the Highland Courage in mid-December, both vessels being delivered on time and budget. The remaining five vessels in the new build program, four to be delivered in 2003 and one in 2004, are also on time and budget. In the quarter, capital expenditures totaled $42.7 million of which $41.4 million was expended on the new build vessels, $0.7 million on other modifications or enhancements and $0.6 million on drydockings.

     At December 31, 2002, GulfMark had working capital of $21.0 million, including $9.4 million in cash. We drew $12.0 million under the Company's $100 million credit facility, which was used to help fund the delivery of the Highland Courage in December. Subsequent to year-end the outstanding balance has been reduced to $9.0 million.

     The Company will conduct a conference call at 3:00 p.m. Eastern time on Tuesday, February 25, 2003, to discuss the results with analysts, investors and other interested parties. Individuals who wish to participate in the conference call should dial (888) 273-9885 in the United States or (612) 332-0228 from outside the country. The conference call may also be accessed via the Internet at http://www.irconnect.com/primecast/02/q4/gmrk_4q2002.mhtml.

     A telephonic replay of the conference call will be available after 6:30 p.m. Eastern time on February 25, 2003 through February 27, 2003 and can be accessed by dialing (800) 475-6701 (international calls should use (320) 365-3844) and entering access code 674335. A replay will be available for approximately 30 days through the Internet and can be accessed by visiting the above-referenced Internet address.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-five (55) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:      Edward A. Guthrie, Executive Vice President
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
February 25, 2003

OPERATING RESULTS
(in 000's except per share amounts)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	-----------------------------------------		---------------------------------------
	2002	2001	2002	2001
	---------------	---------------	---------------	--------------
Revenues	$33,302	$32,885	$133,919	$114,063
Direct operating expenses	15,354	12,793	58,007	43,403
Bareboat charter expense	2,463	2,258	9,287	8,931
General and administrative expenses	2,768	2,245	10,027	7,623
Depreciation and amortization	5,930	4,533	21,414	15,327
	---------------	---------------	---------------	--------------
Operating Income	6,787	11,056	35,184	38,779

Interest expense	(3,188)	(3,326)	(12,149)	(12,590)
Interest income	328	151	1,211	1,021
Minority interest	—	(489)	227	(1,524)
Gain on sale of assets	20	—	181	—
Loss from unconsolidated subsidiary	(312)	—	(312)	—
Other, net	788	231	2,578	23
	---------------	---------------	---------------	--------------
Income before income taxes	4,423	7,623	26,920	25,709
Income tax (provision) benefit	(580)	(1,100)	(2,959)	12,213
	---------------	---------------	---------------	--------------
Net income	$3,843	$6,523	$23,961	$37,922
	==========	==========	==========	=========

BASIC EARNINGS PER SHARE:
NET INCOME	$0.19	$0.40	$1.25	$2.31
	==========	==========	==========	=========

DILUTED EARNINGS PER SHARE:
NET INCOME	$0.19	$0.39	$1.22	$2.26
	==========	==========	==========	=========

Weighted average common shares	19,876	16,386	19,132	16,388
Weighted average diluted common shares	20,260	16,778	19,566	16,806

Revenue by Region (000's)
North Sea based fleet	$25,846	$26,473	$106,651	$88,584
Southeast Asia based fleet	4,191	4,000	16,197	15,901
Brazil based fleet	3,265	2,412	11,071	9,578

Rates Per Day Worked
North Sea based fleet	$11,004	$11,039	$10,839	$10,932
Southeast Asia based fleet	4,634	4,381	4,744	4,353
Brazil based fleet	10,354	9,921	10,229	9,576

Overall Utilization %
North Sea based fleet	88.7%	97.4%	94.2%	96.9%
Southeast Asia based fleet	86.6%	85.7%	82.4%	86.4%
Brazil based fleet	91.7%	90.3%	94.8%	93.7%

Average Vessels Owned or Chartered
North Sea based fleet	28.6	27.0	28.6	23.0
Southeast Asia based fleet	11.8	12.0	11.7	12.0
Brazil based fleet	3.8	3.0	3.2	3.0
	---------------	---------------	---------------	--------------
Total	44.2	42.0	43.5	38.0
	==========	==========	==========	=========